# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dakota Gold Corp., CIK 0001852353
CUSIP: 46655E100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 106 Glendale Drive, Suite A, Lead, South Dakota (SD), 57754
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001714217

## Reporting persons
- ORION RESOURCE PARTNERS (USA) LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 7,181,766; shared voting power 0; sole dispositive power 7,181,766; shared dispositive power 0; aggregate amount beneficially owned 7,181,766 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Dakota Gold Corp.
Address of issuer's principal executive offices: 106 Glendale Drive, Suite A, Lead, South Dakota, 57754

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Orion Resource Partners (USA) LP (the "Reporting Person"). The Reporting Person serves as investment advisor to OMF Fund IV SPV C LLC, a limited liability company existing under the laws of the State of Delaware ("Fund IV"). Based on the relationship described herein, the Reporting Person may be deemed to have voting and investment control over the shares of Common Stock ("Shares") reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is 1045 Avenue of the Americas, New York, NY 10018.
Citizenship: The Reporting Person is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, the Reporting Person may be deemed the beneficial owner of 7,181,766 Shares held directly by Fund IV.
Percent of class: As of September 30, 2025, the Reporting Person may be deemed the beneficial owner of approximately 6.4% of Shares outstanding. This percentage is based on 112,900,113 Shares outstanding as of September 30, 2025, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
Sole power to vote or to direct the vote: 7,181,766
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,181,766
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The responses to Items 2 and 4 are incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ORION RESOURCE PARTNERS (USA) LP: /s/ Rick Gashler, Rick Gashler, Chief Compliance Officer (11/14/2025)